Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Burger King Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-1 dated February 22, 2007 of our report dated August 31, 2006, with respect to the consolidated balance sheets of Burger King Holdings, Inc. and subsidiaries as of June 30, 2005 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended June 30, 2006, included in Amendment No. 2 to the registration statement on Form S-1 dated February 20, 2007 (No. 333-140440) and the related prospectus, and to the reference therein to our firm under the heading “Experts”.
/s/ KPMG LLP
February 22, 2007
Miami, Florida
Certified Public Accountants